1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

May 21, 2025	FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

VIA EDGAR AND FEDEX HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Stringer
Lyn Shenk
Nicholas Nalbantian
Dietrich King

Re:	MNTN, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 14, 2025
File No. 333-285471

Ladies and Gentlemen:

On behalf of MNTN, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comment letter received by the Company on May 20, 2025 from the staff of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 3 to the Registration Statement, as well as certain other changes.

For ease of review, we have set forth below each comment in your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement, and all references to page numbers in such responses are to page numbers in the Registration Statement.

May 21, 2025

Amendment No.3 to Registration Statement on Form S-1

Summary Historical Consolidated Financial and Other Data, page 16

1.	Please explain to us how you calculated your pro forma net loss per share and weighted average shares of common stock used to compute pro forma net loss per share. Please note the weighted average number of shares outstanding during the period should be adjusted to give effect to any shares that have been or will be issued to consummate the transaction as if the shares were outstanding as of the beginning of the period presented.

Response: The Company respectfully acknowledges the Staff’s comment and has set forth below in tabular format the Company’s calculations of pro forma net loss per share and the weighted average shares of common stock used to compute pro forma net loss per share. The Company has updated its disclosure on page 16.

(In thousands, except share and per share data)	Three Months Ended March 31, 2025	Year Ended December 31, 2024
Numerator:
Net loss attributable to common stockholders	$(21,111)	$(32,877)
Pro forma adjustment to reverse fair value adjustment of Series D warrant liabilities	$(50)	$756
Pro forma adjustment to reverse fair value adjustment of embedded derivative liabilities	$16,574	$16,004
Pro forma adjustment to reverse interest expense and accretion of debt discount for convertible notes	$1,646	$8,815
Net loss used in computing pro forma net loss per share attributable to common stockholders	$(2,941)	$(7,302)
Denominator:
Weighted-average common shares outstanding attributable to common stockholders	15,024,100	13,813,436
Pro forma adjustment to reflect assumed conversion of convertible preferred stock to common stock	41,994,022	41,994,022
Pro forma adjustment to reflect assumed conversion of convertible notes to common stock	5,791,826	5,791,826
Weighted-average common shares outstanding for pro forma basic and diluted net loss per share	62,809,948	61,599,284
Pro forma net loss per share attributable to common stockholders - basic and diluted	$(0.05)	$(0.12)

2.	Please explain in detail how total assets as adjusted and as further adjusted were calculated.

Response: The Company respectfully acknowledges the Staff’s comment and has set forth below in tabular format the Company’s calculations of as adjusted and as further adjusted total assets. The Company has updated its disclosure on page 17.

May 21, 2025

(In thousands)	As of March 31, 2025
Total assets (actual)	$247,813
Anticipated cash to be paid to convertible note holders	$(37,169)
Total assets as adjusted	$210,644
Anticipated cash to be received from the offering	$109,195
Total as further adjusted assets	$319,839

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1669 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brittany D. Ruiz

Brittany D. Ruiz
of LATHAM & WATKINS LLP

cc:	(via email) Mark Douglas, Chief Executive Officer, MNTN, Inc. Patrick A. Pohlen, Chief Financial Officer, MNTN, Inc. Ian D. Schuman, Latham & Watkins LLP Sandy Kugbei, Latham & Watkins LLP